FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of October 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

        Attached to the Registrant’s Form 6-K for the month of October 2004 and incorporated by reference herein is the Registrant’s immediate report dated October 12, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: October 12, 2004

Ghent University Goes Into Production with New Oracle Database,
Fully Migrated from IDMS by BluePhoenix Solutions
The Automated BluePhoenix™ DBMSMigrator Solution Used
to Provide the University With a Modern and Flexible IT Environment

Amsterdam, The Netherlands and Herzlia, Israel – October 12, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that Ghent University went into production following a database application migration. The project involved migrating the university’s non-relational IDMS database to a new relational Oracle database, which provides the university with a much more flexible and standard IT environment for their Personnel and Payroll applications.

The highly complex project, performed using the BluePhoenix™ DBMSMigrator solution, was divided into two batch and online migration tasks. The first task included converting all Micro Focus COBOL Batch programs using IDMS DB on UNIX to Micro Focus COBOL Batch using Oracle DB. The second part included a highly complex conversion of all ADS dialogs using IDMS DB (UNIX) to Micro Focus COBOL Screen Section with Oracle DB. Following each migration, the applications were thoroughly tested and end-user transparency ensured in collaboration with the university’s IT staff.

“By finalizing our transfer off IDMS and onto Oracle databases, we finally have a fully modernized system that is more dynamically available, offers a growth path for many years to come and is highly cost-effective.” said Piet De Geest, Project Manager at Ghent University. “BluePhoenix has done a great job in executing this critical project. We have had no service disruptions or loss of data.”

“This highly complex migration project brought every aspect of our team’s technical expertise into play as our technology had to be highly customized to the university’s unique IT environment,” added Eliezer Harkavi, vice president Offshore Services and Delivery at BluePhoenix Solutions. “Our years of experience in managing and implementing large-scale migration projects are certainly in evidence here. With Ghent University, we are widening our customer base in the Benelux which includes, among others, major financial institutions such as Fortis Bank and Nationale Nederlanden.”

About Ghent University
Founded in 1817, Ghent University is one of the leading institutions of higher education and research in the Low Countries. With 26,000 students and 6,000 staff members, Ghent University is an open, committed and pluralistic university with a broad international perspective.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX), leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com